UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Excelligence Learning Corporation
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
52201M 10 9
(CUSIP Number)
Christine W. Jenkins
Vice President
WESKIDS III, L.L.C.
310 South Street
Morristown, NJ 07962
(973) 898-0290
with a copy to:
Knute J. Salhus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	WESKIDS III, L.L.C. 22-3625448

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	William E. Simon & Sons Private Equity, L.L.C. 22-3788745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	William E. Simon & Sons Private Equity Partners, L.P. 22-3702937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	IPP99 Private Equity, L.L.C. 22-3625447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Preamble
     This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D originally filed on May 10, 2001, as amended by Amendment No. 1 (“Amendment No. 1”) filed on December 12, 2003, Amendment No. 2 (“Amendment No. 2”) filed on March 17, 2004 by Educational Simon, L.L.C., a Delaware limited liability company (“Educational Simon”), William E. Simon & Sons Private Equity Partners, L.P., a Delaware limited partnership (“WES”), IPP99 Private Equity, L.L.C., a Delaware limited liability company (“IPP99”), WESKIDS III, L.L.C., a Delaware limited liability company (“WESKIDS”), and William E. Simon & Sons Private Equity, L.L.C., a Delaware limited liability company (“WES LLC” and, together with WES, IPP99 and WESKIDS, the “Reporting Persons”) and Amendment No. 3 (“Amendment No. 3”) filed on July 21, 2006 by the Reporting Persons, with respect to the common stock, $.01 par value per share (the “Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (formerly known as LearningStar Corp. and LearningStar Inc.) (the “Issuer”). As a result of its sales reported in Amendment No. 2, Educational Simon no longer beneficially owns any shares of Common Stock and therefore has no further reporting obligations under Section 13D of the Securities Exchange Act of 1934, as amended.
Item 4. Purpose of Transaction
     The disclosure in Item 4 is hereby amended and supplemented to add the following:
     On November 29, 2006, the effective date of the Merger, each outstanding share of Common Stock was converted into the right to receive $13.00 per share in cash (other than (i) shares owned by the Issuer or ELC Holdings Corporation, including shares contributed by Mr. Ron Elliott, Chief Executive Officer of the Issuer, to ELC Holdings Corporation prior to the Merger, which were cancelled without any payment in the Merger and (ii) shares owned by any stockholders who were entitled to and properly exercised appraisal rights under Delaware law), without interest and less any applicable withholding taxes. The Issuer continues as the surviving corporation of the Merger.
     Immediately prior to the effectiveness of the transactions contemplated by the Merger Agreement, WES and IPP99 directly owned 1,478,700 and 940,298 shares of Common Stock, respectively, representing 16.3% and 10.4% of the outstanding Common Stock, respectively. At the effective time of the Merger, pursuant to the Merger Agreement, each share of Common Stock (other than (i) shares owned by the Issuer or ELC Holdings Corporation, including shares contributed by Mr. Elliott to ELC Holdings Corporation prior to the Merger, which were cancelled without any payment in the Merger and (ii) shares owned by any stockholders who were entitled to and properly exercised appraisal rights under Delaware law) was converted into the right to receive $13.00 per share in cash in the Merger, or an aggregate of $19,223,100 and $12,223,874, respectively. As a result of the consummation of the transactions contemplated by and set forth in the Merger Agreement, following the Effective Time of the Merger (as defined in the Merger Agreement), none of the Reporting Persons beneficially owned any shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     Paragraphs of (a) and (b) of Item 5 are hereby amended to state that none of the Reporting Persons owns any shares of Common Stock.
     Paragraph (c) of Item 5 is hereby amended and restated in its entirety to read as follows:
     (c) Other than the transactions described herein, there were no transactions in the Common Stock effected by any of the Reporting Persons during the past sixty days.
     Paragraph (e) of Item 5 is hereby amended to state that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 29, 2006.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

Dated: November 30, 2006	WESKIDS III, L.L.C.
	By:	/s/ Christine W. Jenkins
		Name:	Christine W. Jenkins
		Title:	Vice President

William E. Simon & Sons Private Equity Partners, L.P.

By:	William E. Simon & Sons Private Equity, L.L.C., its general partner

	By:	/s/ Christine W. Jenkins Name: Christine W. Jenkins
Title: Executive Vice President and Secretary

IPP99 Private Equity, L.L.C.

By:	WESKIDS III, L.L.C., its managing member

	By:	/s/ Christine W. Jenkins Name: Christine W. Jenkins
Title: Vice President

William E. Simon & Sons Private Equity, L.L.C.
By:	/s/ Christine W. Jenkins
	Name:	Christine W. Jenkins
	Title:	Executive Vice President and Secretary